Exhibit 99.1

Inventiva Announces the Implementation of a New ATM Program

Daix (France), New York City (New York, United States), October 14, 2025 – Inventiva (Euronext Paris and Nasdaq : IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”) has filed today a shelf registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). The Registration Statement includes a base prospectus and a sales agreement prospectus for a new At-The-Market (“ATM”) program, and allows the Company to issue and sell, from time to time, "at-the-market", including to unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADS”). Each ADS represents one ordinary share of Inventiva, for aggregate gross sales proceeds of up to $100 million (subject to a regulatory limit of 30% dilution over a rolling period of 12 months and within the limits of investors' requests expressed in the context of the program), pursuant to the terms of a new sales agreement entered into with Piper Sandler & Co. (“Piper Sandler”), acting as sales agent.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to finance the research and development of lanifibranor, working capital requirements and general corporate purposes.

ADSs offered in the ATM and the underlying ordinary shares would be issued through a capital increase without shareholders’ preferential subscription rights for an aggregate offering amount of up to $100 million, it being specified that the maximum number of underlying ordinary shares to be admitted to trading on the regulated market of Euronext Paris shall represent, over a rolling period of 12 months, less than 30% of the ordinary shares already admitted to trading on said market without a French listing prospectus or an exemption document as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). The new ordinary shares to be sold in the form of ADSs would be issued in one or more offerings at the market price of each offering of the ADSs at the time of pricing of the relevant capital increase.

Purchases of ADSs under the ATM Program are reserved to the categories of investors defined in the 27th resolution adopted by the annual general meeting of shareholders held on May 22, 2025 (or any or any substitute resolutions thereto adopted at a subsequent shareholders’ meeting), comprising (i) natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or in medical devices and/or technologies, or conducting research in such sectors.

Piper Sandler, as sales agent, will use commercially reasonable efforts to arrange, on the Company’s behalf, for the sale of all ADSs requested to be sold by the Company, in accordance with its normal sales and trading practices. Sales prices may vary based on market prices and other factors. Only eligible investors (as described in greater detail above) may purchase ADSs under the ATM program. In any case, the corresponding sales price of the new ordinary shares underlying the ADSs will not be less than (i) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris over the last trading session preceding the pricing or (ii) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris calculated over a period of three to seven consecutive trading days, chosen among the last 30 trading days preceding the pricing date, in each case subject to a maximum discount of 15%.

On an illustrative basis, assuming the issuance of the full amount of 21,691,973 ADSs at an assumed offering price of $4.61 (or €3.981), the last reported sale price of the ADSs on the Nasdaq Global Market (“Nasdaq”) on October 13, 2025, for the maximum gross proceeds of $100 million (or €86.4 million1) under the ATM program, a holder of 1.0% of the outstanding Company's share capital as of September 30, 2025 would hold 0.87% of the outstanding Company's share capital after completion of the transaction (calculated on the basis of the number of outstanding shares as of September 30, 2025).

During the term of the ATM program, the Company will include in the publication of its quarterly results information about its use of the program during the preceding quarter and will also provide an update following each capital increase on a dedicated location on its corporate website in order to inform investors of the principal terms and outcomes of each issuance that may be completed under the ATM program from time to time.

The new ordinary shares underlying the ADS will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on Nasdaq.

The Registration Statement, including a base prospectus relating to Inventiva’s securities and a sales agreement prospectus relating to the ATM program, was filed with the SEC, but has not yet become effective. The securities referred to in the registration statement may not be sold, nor may offers to buy them be accepted, prior to the time the registration statement becomes effective. Before purchasing ADSs in the offering, prospective investors should read the Registration Statement, together with the documents incorporated by reference therein. Prospective investors may obtain these documents free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Registration Statement may be obtained from Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1000, Minneapolis, Minnesota 55401 or by email at prospectus@psc.com. No prospectus will be subject to the approval (approbation) of the Autorité des Marchés Financiers (“AMF”) pursuant to the Prospectus Regulation, nor will any exemption document be sent to the AMF since the contemplated share capital increase (for the issuance of the ordinary shares underlying the ADS) would be offered to qualified investors only (as defined in Article 2(e) of the Prospectus Regulation) and falls under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation, which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market, provided that they represent, over a period of 12 months, less than 30% of the number of securities already admitted to trading on the same regulated market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

1 Based on a USD-EUR conversion rate of 1.1569

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Investor relations Patricia L. Bank patti.bank@icrhealthcare.com +1 415 513 1284

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding Inventiva’s proposed securities offering and its intended use of proceeds. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Please refer to the Registration Statement, including the base prospectus and the sales agreement prospectus relating to the ATM program, the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors” and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.